SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: July 15, 2011

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Third Quarter Financial Statements, Management Discussion and Analysis and CEO and CFO Certifications, for the period ended May 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corp.

(Registrant)

“James E. Sinclair”

Date:   July 15, 2011

James E. Sinclair

Chief Executive Officer

Exhibit 1

TANZANIAN ROYALTY EXPLORATION CORPORATION

(An Exploration Stage Company)

Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2011 and 2010

Notice

The accompanying unaudited interim financial statements of Tanzanian Royalty Exploration Corporation (the “Company”) have not been reviewed by the Company’s auditors.

Unaudited

Prepared by Management

South Surrey, B.C.

TANZANIAN ROYALTY EXPLORATION CORPORATION

(An Exploration Stage Company)

Consolidated Balance Sheets

(Expressed in Canadian dollars)

May 31, 2011 and August 31, 2010

		May 31 2011 (unaudited)	August 31 2010 (audited)
Assets

Current assets:
	Cash and cash equivalents	$7,480,599	$1,325,708
	Short term investment	44,100	40,425
	Accounts and other receivables	200,675	79,073
	Inventory	221,046	229,196
	Prepaid expenses	111,045	60,362
		8,057,465	1,734,764

Mineral properties and deferred exploration costs (note 3)		35,798,984	29,956,026

Equipment and leasehold improvements		1,534,794	1,092,770

		$45,391,243	$32,783,560

Liabilities and Shareholders’ Equity

Current liabilities:
	Accounts payable and accrued liabilities	$448,698	$620,795
		448,698	620,795

Convertible debt (note 5)		2,944,986	1,841,226

Shareholders’ equity:
	Share capital (note 4)	88,082,609	72,855,310
	Share subscriptions received (note 4)	-	874,149
	Contributed surplus	750,742	476,205
	Warrants (note 4)	851,444	-
	Deficit	(47,687,636)	(43,884,125)
		41,997,559	30,321,539
Nature of operations
Subsequent events (note 8)

		$45,391,243	$32,783,560

Approved on behalf of the Board:

“James E. Sinclair”	Director	“Norman Betts”	Director

See Accompanying Notes to the Unaudited Interim Consolidated Financial Statements

Unaudited – Prepared by Management

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Consolidated Statements of Operations, Comprehensive Loss and Deficit

For the Three and Nine Months ended May 31, 2011 and 2010

(Expressed in Canadian Dollars)

	Three months ended May 31		Nine months ended May 31
	2011	2010	2011	2010
	$	$	$	$
EXPENSES
Amortization	198,958	51,886	344,659	144,868
Annual General Meeting, Printing & Mailout	35,932	26,121	79,968	95,985
Consulting and Management Fees	79,453	58,758	210,960	185,529
Directors’ Fees	110,981	187,453	318,255	409,878
Insurance	24,780	22,909	68,750	72,646
Membership, Courses & Publications	1,750	39	16,743	6,981
Office and Administration	24,366	50,800	88,108	116,304
Office Rentals	11,156	15,560	40,620	50,575
Press Releases	698	409	2,653	4,782
Professional Fees	147,878	74,816	414,917	264,172
Promotion and Shareholder Relations	15,239	724	17,390	1,976
Salaries and Benefits	428,088	237,175	1,132,801	737,849
Stock-based compensation	112,110	52,663	215,113	127,230
Telephone and Fax	13,500	7,020	26,928	19,853
Transfer Agent and Listing	34,438	49,597	216,177	153,052
Travel and Accommodation	50,597	32,334	137,853	59,015
	1,289,924	868,264	3,331,895	2,450,695

OTHER (INCOME) EXPENSE

Foreign Exchange Loss (Gain)	42,108	42,059	194,230	120,979
Loss (Gain) on short term investments held for sale	2,625	13,425	(3,675)	13,425
Interest, net	(1,006)	332	3,029	4,005
Interest accretion Property investigation costs	46,335 11,147	286 6,145	141,697 27,822	1,806 21,359

Property Write-Off (note 3)	102,203	3,934	108,513	7,459
	203,412	66,181	471,616	169,033
NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	1,493,336	934,445	3,803,511	2,619,728
DEFICIT, BEGINNING OF PERIOD	46,194,300	42,141,753	43,884,125	40,456,470
DEFICIT, END OF PERIOD	47,687,636	43,076,198	47,687,636	43,076,198

BASIC AND DILUTED LOSS PER SHARE	(0.016)	(0.010)	(0.041)	(0.029)

WEIGHTED AVERAGE SHARES OUTSTANDING	94,292,809	90,723,093	93,252,562	90,892,020

See Accompanying Notes to the Unaudited Interim Consolidated Financial Statements

Unaudited – Prepared by Management

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

For the Three and Nine Months ended May 31, 2011 and 2010

(Expressed in Canadian Dollars)

	Three months ended May 31		Nine months ended May 31
	2011	2010	2011	2010
	$	$	$	$
Cash provided from (used in)
Operating activities
Loss for the period	(1,493,336)	(934,445)	(3,803,511)	(2,619,728)
Items not affecting cash:
Amortization	198,958	51,886	344,659	144,868
(Loss) Gain on short-term investments held for sale	2,625	(13,425)	(3,675)	(13,425)
Interest accretion	46,335	-	141,697	-
Non-cash directors’ fees	113,348	52,663	310,025	336,907
Stock-based compensation	112,110	166,738	215,113	127,230
Write-off of mineral properties	102,203	3,934	108,513	7,459
	(917,757)	(672,649)	(2,687,179)	(2,016,689)
Change in non-cash working capital items:
Accounts and Other Receivables	15,043	(21,833)	(121,602)	(8,406)
Inventory	7,201	35,284	8,150	87,901
Prepaid Expenses	771	26,082	(50,683)	(13,979)
Accounts Payable	(202,676)	78,251	(172,097)	(69,137)
	(1,097,418)	(554,865)	(3,023,411)	(2,020,310)

Investing Activities
Mineral properties and deferred exploration expenditures	(1,212,091)	(842,244)	(6,202,425)	(2,222,499)
Option payments received and recoveries	-	(56,946)	279,244	346,090
Proceeds on sale of marketable securities	-	3,775	-	3,775
Capital assets (additions) disposal, net	(42,410)	(42,550)	(786,683)	(458,440)
	(1,254,501)	(937,965)	(6,709,864)	2,331,074
Financing Activities
Share capital issued, net of issuance costs	-	-	13,831,976	2,984,480
Share subscriptions received	-	-	-	596,268
Issuance of convertible debt	-	1,000,000	2,033,304	1,000,000
Shares issued for acquisition of property	97,035	-	97,035	-
Repayment of subscription received	-	(11,418)	(74,149)	-
Repayment of obligations under lease	-		-	(34,917)
	97,035	988,582	15,888,166	4,545,831
Net increase (decrease) in cash and cash equivalents	(2,254,884)	(504,248)	6,154,891	194,447
Cash and cash equivalents, beginning of the period	9,735,483	1,864,441	1,325,708	1,165,746
Cash and cash equivalents, end of the period	7,480,599	1,360,193	7,480,599	1,360,193

Supplementary Information:
Mineral properties recoveries by way of marketable securities	-	-	-	73,750
Stock based compensation capitalized to mineral properties	26,501	-	26, 501	102,461
Share capital issued for subscriptions previously received	-	-	800,000	473,211
Shares issued pursuant to RSU	286,250	495,369	355,000	100,000
Shares issued for convertible debt	995,128	-	995,128	-
Value of warrants in shareholder’s equity	-	-	864,014	-

See Accompanying Notes to the Unaudited Interim Consolidated Financial Statements

Unaudited – Prepared by Management

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Notes to the Unaudited Consolidated Financial Statements

For the Three and Nine Months ended May 31, 2011 and 2010

(Expressed in Canadian Dollars)

1.

Nature of operations

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to explore and develop, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts recovered, amortized and/or written off, and do not necessarily represent present or future values.

2.

Significant accounting policies

These interim consolidated financial statements of Tanzanian Royalty Exploration Corporation (the “Company”) include the accounts of the Company and four subsidiaries and have been prepared by management.  These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements.  These interim consolidated financial statements follow the same accounting policies and methods of application as described in Note 2 in the Company’s audited annual consolidated financial statements as at and for the year ended August 31, 2010 except as noted below.

Changes in Accounting Policies including Initial Adoption

Initial Adoption of New Canadian Standard

(i)

Accounting for Units of Equity:

The Company may issue units of equity consisting of common shares and share purchase warrants.  The Company allocates the proceeds received to the common shares and share purchase warrants, pro rata, using the market value of the shares and the fair value of the warrants. The amount allocated to the warrants and the assumptions used to value the warrants using Black Scholes are included below in the warrant table.

Future Canadian accounting standards:

(ii)

International Financial Reporting Standards (IFRS):

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company will therefore adopt IFRS for its August 2012 year end.  The transition date of September 1, 2010 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011.  The impact of the new standards on the Company’s financial statements is currently being evaluated by management.

The significant differences identified to date between Canadian GAAP and IFRS that affect the Company and the impact on the Company’s financial statements has been done on a high level basis.

Tanzanian Royalty Exploration Corporation

(An Exploration Stage Company)

Consolidated Statement of Mineral Properties and Deferred Exploration and Development Costs

For the Nine Months Ended May 31, 2011 and Year Ended August 31, 2010

(Expressed in Canadian dollars)

3.

Mineral properties and deferred exploration and development costs:

The continuity of expenditures on mineral properties is as follows:

	Itetemia Project (a)	Luhala Project (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulo (i)	Buckreef Project (j)	Other (k)	Total
Balance August 31, 2008	$ 6,208,311	$ 4,116,047	$ 6,031,366	$ 2,762,264	$ 1,212,978	$ 673,612	$ 38,553	$ 476,974	$ 18,519	-	$ 2,821,719	$24,360,343
Exploration expenditures:
Camp, field supplies and travel	-	-	271,912	5,476	-	-	830	4,680	-	-	10,375	293,273
Exploration and field overhead	30,458	1,203	1,315,001	41,178	15,968	6,100	26,758	25,661	2,743	-	230,919	1,695,989
Geological consulting and field wages	-	-	-	-	-	-	-	-	-	-	-	-
Geophysical and geochemical	-	-	266,525	12,776	-	-	10,375	16,577	-	-	24,164	330,417
Property acquisition costs	29,833	-	24,866	-	47,213	14,675	-	1,692	-	-	354,008	472,287
Parts and equipment	-	-	-	-	-	-	-	-	-	-	-	-
Trenching and drilling	-	-	1,421,843	-	-	-	-	-	-	-	-	1,421,843
Recoveries	(159,016)	(193,514)	(60,006)	-	-	(1,661)	-	-	(2,116)	-	-	(416,313)
	(98,725)	(192,311)	3,240,141	59,430	63,181	19,114	37,963	48,610	627	-	619,466	3,797,496
	6,109,586	3,923,736	9,271,507	2,821,694	1,276,159	692,726	76,516	525,584	19,146	-	3,441,185	28,157,839
Write-offs	-	-	-	-	(246,546)	-	-	(486,919)	-	-	(473,944)	(1,207,409)
Balance, August 31, 2009	6,109,586	3,923,736	$ 9,271,507	2,821,694	1,029,613	692,726	76,516	38,665	19,146	-	2,967,241	26,950,430
Exploration expenditures:
Camp, field supplies and travel	-	-	272,210	10,706	-	-	52	-	93	-	312	283,373
Exploration and field overhead	1,265	1,773	998,291	114,215	12,097	3,508	169,735	42,088	190,195	-	215,759	1,748,926
Geological consulting and field wages	-	-	8,526	-	-	-	-	-	-	-	-	8,526
Geophysical and geochemical	-	-	478,520	6,748	-	-	-	-	35	-	518	485,821
Property acquisition costs	27,343	-	24,110	-	55,421	14,851	-	-	-	-	243,796	365,521
Trenching and drilling	-	-	471,698	-	-	-	-	-	-	-	-	471,698
Recoveries	(192,260)	(83,395)	(35)	-	-	(32,042)	-	-	(40,073)	-	-	(347,805)
	(163,652)	(81,622)	2,253,320	131,669	67,518	(13,683)	169,787	42,088	150,250	-	460,385	3,016,060
	5,945,934	3,842,114	11,524,827	2,953,363	1,097,131	679,043	246,303	80,753	169,396	-	3,427,626	29,966,490
Write-offs	-	-	-	-	-	-	-	-	-	-	(10,464)	(10,464)
Balance, August 31, 2010	5,945,934	3,842,114	11,524,827	2,953,363	1,097,131	679,043	246,303	80,753	169,396	-	3,417,162	29,956,026
Exploration expenditures:
Camp, field supplies and travel	-	-	252,789	11,480	-	-	-	-	-	-	-	264,269
Exploration and field overhead	570	1,755	1,256,554	51,015	29,587	862	18,359	3,615	4,891	-	147,665	1,514,873
Geological consulting and field wages	-	-	22,809	-	-	-	-	-	-	-	-	22,809
Geophysical and geochemical	-	-	151,674	38	-	-	-	-	-	-	39	151,751
Property acquisition costs	-	-	125,302	-	11,935	15,928	-	-	-	3,632,493	181,367	3,967,025
Trenching and drilling	-	-	299,536	10,452	-	-	-	-	-	-	-	309,988
Recoveries	(156,748)	(121,896)	-	-	-	(600)	-	-	-	-	-	(279,244)
	(156,178)	(120,141)	2,108,664	72,985	41,522	16,190	18,359	3,615	4,891	3,632,493	329,071	5,951,471
	5,789,756	3,721,973	13,633,491	3,026,348	1,138,653	695,233	264,662	84,368	174,287	3,632,493	3,746,233	35,907,497
Write-offs	-	-	-	-	-	-	-	-	-	-	(108,513)	(108,513)
Balance, May 31, 2011	$ 5,789,756	$ 3,721,973	$13,633,491	$ 3,026,348	$ 1,138,653	$ 695,233	$ 264,662	$ 84,368	$ 174,287	$ 3,632,493	$ 3,637,720	$35,798,984

TANZANIAN ROYALTY EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to the Unaudited Interim Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2011 and 2010

(Expressed in Canadian dollars)

3.	Mineral properties and deferred exploration costs (continued):
The Company assessed the carrying value of mineral properties and deferred exploration costs as at May 31, 2011 and recorded a write-down of $108,513 for properties abandoned (see 3 (k)).
	(a)	Itetemia Project:

In January 2007, the Company concluded an Option and Royalty Agreement with Sloane Developments Ltd. (“Sloane”) over a portion of the Company's Itetemia Property.  Under the Option Agreement, the Company granted Sloane the right to earn a beneficial interest ranging from 90% to 100% in certain ltetemia prospecting licenses in the Lake Victoria greenstone belt of Tanzania. In December 2010, Sloane returned two Itetemia licences to the Company.

During the nine month period ended May 31, 2011 the Company did not abandon any licences in the area and no write-off was taken in this area (2010 - nil).
	(b)	Luhala Project:
During the nine month period ended May 31, 2011 the Company did not abandon any licences in the area and no write-off was taken in this area (2010 - nil).
	(c)	Kigosi:

The Company entered into a Purchase and Sale Agreement with Ashanti Goldfields (Cayman) Limited (“Ashanti”) dated September 26, 2006 for the repurchase of its rights to the Kigosi property, including all related camp and equipment, along with the purchase of a non-associated property, the Dongo property, from Ashanti.

The acquisition was satisfied by the issuance to Ashanti a total of 180,058 common shares of the Company in two tranches and subject to certain conditions set out below.  The two tranches consist of:  (i) the issuance of 160,052 common shares which were issued in consideration of the transfer to the Company of the Kigosi Rights, as defined in the Agreement; and (ii) subject to receipt of ministerial consent from the Tanzanian government to the transfer from Ashanti to the Company of the Dongo Rights, as defined in the Agreement, the issuance to Ashanti of 20,006 common shares of the Company. On March 8, 2011 the second of two tranches of the acquisition was satisfied by the issuance to Ashanti of 20,006 common shares of the Company for the purchase of the Dongo property.

During the nine month period ended May 31, 2011 the Company did not abandon any licences in the area therefore no write off was taken for this property (2010 - nil).
	(d)	Lunguya:
During the nine month period ended May 31, 2011 the Company did not abandon any licences in the area no write off was taken for this property (2010 - nil).
	(e) – (i)	Kanagele, Tulawaka, Ushirombo, Mbogwe and Biharamulo:
During the nine month period ended May 31, 2011 the Company did not abandon any licences in these areas therefore no write off were taken for these properties (2010 - nil).
	3.	Mineral properties and deferred exploration costs (continued):
	(j)	Buckreef Mine Project:

In December 2010 the Company was the successful bidder for the Buckreef Gold Mine re-development project.  Under the signed Heads of Agreement with the State Mining Corporation of Tanzania (“Stamico”), the Company will have a right to earn a 55% interest in the Buckreef Project.  The Company paid Stamico US$3,000,000 for its 55% interest in the Buckreef Project.

	(k)	Other:
The Company has options to acquire interests in other properties ranging from 51% to 100%.
During the nine month period ended May 31, 2011 the Company abandoned six properties and wrote off $108,513 of operating costs and licence fees. (2010 - nil).
	(l)	Option Agreement with MDN:

On January 20, 2003, as amended on March 18, 2003 and January 9, 2007, the Company entered into an agreement with MDN granting MDN the exclusive option to acquire the total rights, titles, and interests of the Company in certain prospecting licences.  The prospecting licences under option to MDN are located at Biharamulo and Tulawaka.  To maintain and exercise the option, MDN has made annual payments for each retained prospecting licence, incurred minimum exploration and development expenditures and certain drilling requirements undertake all obligations of the Company in respect of the licences and complete a feasibility study by December 31, 2009.  Upon exercise of the option, the Company shall retain a net smelter return royalty fluctuating between 0.5% to 2% depending on the price of gold.  On November 11, 2009, the Company was advised by MDN that a feasibility study and production decision would not be made by December 31, 2009.  In consideration for a second extension of the feasibility study and production decision date to December 31, 2010, MDN issued 125,000 common shares of MDN to the Company.

125,000 shares were issued to the Company on November 17, 2009 at a cost basis of $73,750.  The Company designated the short term investment as held-for-trading.  On May 31, 2010, the Company sold 10,000 of these shares for proceeds of $4,100 and recognized a loss of $1,800.  On June 1, 2010, the Company sold 10,000 of the shares for proceeds of $4,300 and recognized a loss of $1,600.  As at May 31, 2011 the remaining 105,000 shares had a fair value of $46,725. The Company recorded a gain of $3,675 during the period.

4.

Share Capital

Authorized:

The Company’s Restated Articles of Incorporation authorize the Company to issue an unlimited number of common shares.  As of November 24, 2010 the Board resolved that the Company authorize for issuance up to a maximum of 99,000,000 common shares, subject to further resolutions of the Company’s board of directors.

Shares:

	Number of Shares	Amount ($)
Balance, August 31, 2010	91,415,459	72,855,310
Issued for private placements, net	2,532,119	13,831,976
Issued pursuant to share subscription agreements	144,430	800,000
Issued pursuant to Restricted Share Unit Plan	66,827	355,004
Issued for acquisition of property	20,006	97,035
Issued for convertible debt	247,173	995,128
Warrants	-	(851,844)
Balance, May 31, 2011	94,426,014	88,082,609

Warrants:

	Number of Warrants	Exercise Price	Expiry Date	Value per Warrant	Value of Warrants	Volatility	Interest Rate	Dividend Yield
Balance, August 31, 2010	-	-	-	-	-	-	-	-
Private placement November 5, 2010	200,000	$7.309	October 20, 2012	$1.5279	$305,575	0.559795	0.0174	0
Private placement November 23, 2010	212,802	$7.05	November 9, 2012	$1.4974	$318,657	0.559795	0.0174	0
Private Placement January 31, 2011	172,538	$6.903	December 22, 2012	$1.3897	$239,782	0.526014	0.0167	0
Issuance Costs	-	-	-	-	($12,170)	-	-	-
Balance, May 31, 2011	585,340	-	-	-	851,844	-	-	-

On September 7, 2010 the Company completed an $800,000 private placement pursuant to a subscription agreement dated August 24, 2010 with the Company’s President and CEO for 144,430 common shares at a price of $5.539 per share.

On November 5, 2010 the Company completed $4,841,600 private placements with arm’s length third parties for an aggregate 800,000 common shares at the price of $6.052 per share and an aggregate 200,000 common share purchase warrants exercisable at the price of $7.309 per share and expiring on October 20, 2012.  In addition, the Company paid a finder’s fee of 64,000 common shares at the subscription price of $6.052 per share to arm’s length third parties.  The warrants have a value of $300,003 net of issuance costs.

On November 23, 2010 the Company completed a $5,000,000 private placement with an arm’s length third party for 851,209 common shares at the price of $5.874 per share and 212,802 common share purchase warrants exercisable at the price of $7.05 per share and expiring on November 9, 2012.  In addition, the Company paid a finder’s fee of 68,097 common shares at the subscription price of $5.874 per share to arm’s length third parties.   The warrants have a value of $315,988 net of issuance costs.

On January 31, 2011 the Company completed a $4,049,110 private placement with an arm’s length third party for 690,150 common shares at a price of $5.867 per share and 172,538 common share purchase warrants exercisable at the price of $6.903 per share expiring on December 22, 2012.  In addition, the Company paid a finder’s fee of 58,663 common shares at the subscription price of $5.867 per share to an arm’s length third party.  The warrants have a value of $235,853 net of issuance costs.

5.

Convertible Debt

Convertible Debt Allocation of Gross Proceeds at Inception:

May 31, 2011

	May 2010	August 2010	September 2010	October 2010	TOTAL
Gross Proceeds	$1,000,000	1,000,000	1,000,000	1,000,000	4,000,000
Fair value of liability portion	978,997	965,375	965,375	1,023,297	1,988,672
Fair value of equity portion	21,003	34,625	34,625	36,703	71,328

Liability portion of convertible debt:
Opening balance	-	-	-	-	-
Initial fair value of debt component	987,997	965,375	965,375	1,023,297	3,933,044
Issuance costs	(14,996)	(111,160)	(3,395)	(22,413)	(151,928)
Accretion expense	36,835	66,217	28,626	33,028	164,706
Interest paid	(26,712)	-	-	-	(26,712)
Conversion into common shares	(974,124)	-	-	-	(974,124)

Closing balance of liability portion	$0	920,432	990,642	1,033,912	2,944,986

Equity portion of convertible debt:
Opening balance	$-	-	-	-	-
Initial fair value of debt component	21,003	34,625	34,625	36,703	126,956
Issuance costs	(332)	(3,987)	(120)	(804)	(5,243)
Conversion into common shares	(21,003)	-	-	-	(21,003)

Closing balance of liability portion	$(322)	30,638	34,505	35,899	100,710

On May 28, 2010 the Company issued a three-year convertible promissory note to an arm’s length third party, in the principal amount of $1,000,000 bearing interest at 3% and convertible into 222,173 common shares at the price of $4.501.  A bonus of 25,000 common shares will be payable if the note is converted into common shares by October 11, 2011.

On August 17, 2010 the Company issued a three-year convertible promissory note to an arm’s length third party, in the principal amount of $1,095,000 bearing interest at 3% and convertible into 255,484 common shares at the price of $4.286.  $95,000 of the outstanding principal was converted into 22,166 common shares, which shares will be refundable to the Company if the remaining principal is not fully converted into common shares by December 9, 2011.

On September 23, 2010 the Company completed a private placement with an arm’s length third party consisting of a three-year convertible promissory note in the principal amount of $1,000,000 bearing interest at 3% and convertible into 221,337 common shares at the price of $4.518 per share.

On October 4, 2010 the Company completed a private placement with arm’s length third parties consisting of three-year convertible promissory notes in the aggregate principal amount of $1,060,000 bearing interest at 3% and convertible into 204,772 common shares at the price of $5.1765 per share.

On April 1, 2011 the Company received notice from an arm’s length third party to convert its Promissory Note dated May 11, 2010 in the principal amount of $1,000,000 bearing interest at 3% and convertible into 222,173 common shares at a price of $4.501 per share plus 25,000 common shares for converting by October 11, 2011.  247,173 common shares were issued on April 1, 2011.

6.

Restricted Stock Unit Plan

The Restricted Stock Unit Plan (“RSU Plan”) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company.

To this end, the RSU Plan provides for the grant of restricted stock units (“RSUs”).  Each RSU represents an entitlement to one common share of the Company, upon vesting.  As of November 24, 2010 the Board resolved to suspend 1,800,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 700,000 Shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the Award Agreement.

The Board of Directors implemented the RSU Plan under which employees and outside directors are compensated for their services to the Company.  Annual compensation for directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437 per year for serving as Chair of a Committee.  At the election of each individual director, up to one-third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least two-thirds, and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.   In 2010 outside directors had the option to elect to receive 100% of their compensation in RSUs.  If 100% compensation in RSUs elected, the compensation on which the number of RSUs granted in excess of the required 2/3 shall be increased by 20%.

Of the 700,000 shares authorized for issuance under the Plan, 379,606 shares have been issued as at May 31, 2011.

For the nine month period ended May 31, 2011, stock-based compensation expense related to the issue of restricted stock units was $230,552 (2010 -$229,691).

7.

Transactions with Related Parties

During the nine months ended May 31, 2011, $318,255 was paid or payable by the Company to directors for professional fees. Directors were paid $8,230 in cash and $310,025   in non cash equivalent RSUs during the nine month period ended May 31, 2011 compared to $68,775 and $336,907, respectively during the nine month period ended May 31, 2010.   The company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the nine months ended May 31, 2011, the legal expense charged by this firm was $  302,496 (2010 - $147,847).  In addition, during the nine months ended May 31, 2011 $119,024 (2010 - $154,423) was paid to certain members of the Company’s Technical Committee.

On September 7, 2010 the Company completed an $800,000 private placement pursuant to a subscription agreement dated August 24, 2010 with the Company’s President and CEO for 144,430 common shares at a price of $5.539 per share.

On February 1, 2011 the Audit Committee approved a waiver of the Company’s Code of Ethics and Business Conduct (the “Code”) with respect to entering into a loan agreement (the “Loan Agreement”) with the Chairman and COO (Tanzania) of the Company, providing for a six month loan from the Company to the Chairman and COO (Tanzania) in the principal amount of US$100,000 on arm’s length commercial terms, bearing interest at the prime rate charged by the Company’s bankers, determined monthly (the “Loan”).  The Board approved the waiver of the Code in connection with the Loan and entering into the Loan Agreement with the Chairman and COO (Tanzania) on February 1, 2011. Also, during the nine months ended May 31, 2011, USD$7,200 was paid to a company associated with the Chairman and COO (Tanzania) for office rent.

At May 31, 2011, the Company has a receivable of $35,420 from the Company’s President and CEO.

8.

Subsequent Events

On June 2, 2011 69,581 shares were issued to outside directors for 2010 annual compensation paid in RSU shares.

As of July 11, 2011 the Board resolved that the Company authorize for issuance up to a maximum of 105,000,000 common shares, subject to further resolutions of the Company’s board of directors.

On July 12, 2011 the company announced that it has entered into an underwriting agreement with Casimir Capital Ltd. (the “Underwriter”) whereby the Underwriter has agreed to purchase 4,237,289 units (the “Units”) of the Company on a bought deal basis at a price of US$5.90 per Unit, for sale to the public in Canada and the United States.  The offering is expected to provide the Company with aggregate gross proceeds of US$25,000,000 less underwriter fees of $1,750,000 and related expenses. Each unit consists of one common share and one common share purchase warrant exercisable at a price of US $7.00 for a period of 2 years following closing. The Company will also issue to the underwriter Compensation Warrants to purchase 296,610 common shares exercisable at a price of US$5.90 for 2 years.

Subsequent to May 31, 2011 the Company has identified a number of properties to be abandoned.  The related costs are undetermined at this time and will be written off during the fourth quarter.

See Accompanying Notes to the Unaudited Interim Consolidated Financial Statements

Unaudited – Prepared by Management

Management’s Discussion and Analysis

For Tanzanian Royalty Exploration Corporation (the “Company”)

of Financial Condition and Results of Operation

Three and Nine Months ended May 31, 2011

(in Canadian dollars)

The Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) for Tanzanian Royalty Exploration Corporation (the “Company”) should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended May 31, 2011 and 2010 and the audited Consolidated Financial Statements for the years ended August 31, 2010, 2009 and 2008.

The financial information in the MD&A is derived from the Company’s Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in Canadian dollars unless otherwise described. The effective date of this MD&A is July 15, 2011.

Overall Performance

As of May 31, 2011 the Company had Current Assets of $8,057,465 as compared to $1,734,764 on August 31, 2010.  Deferred Exploration Costs were $35,798,984 at May 31, 2011 as compared to $29,956,026 on August 31, 2010.

The Company has issued common shares during the nine month period ended May 31, 2011 in the amount of $13,831,976.

Selected Financial Information

	As at and for the Three months Ended May 31, 2011	As at and for the Three months ended May 31, 2010	As at and for the nine months ended May 31, 2011	As at and for the nine months ended May 31, 2010
Total Revenues	$0	$0	$0	$ 0
Net Loss for the period	($1,493,336)	($934,445)	(3,803,511)	(2,619,728)
Basic and diluted loss per share	($0.016)	($0.010)	($0.041)	($0.029)
Total assets	$45,294,208	$28,965,568	45,294,208	31,731,729
Total long term financial liabilities	$2,944,986	$4,945	2,944,986	1,000,000
Cash dividends declared per share	$0	$0	$0	$0

Results of Operations

Net loss for the nine month period ended May 31, 2011 was $3,803,511 compared to $2,619,728 for the comparable period in 2010.  For the three month period ended May 31, 2011 and May 31, 2010, the net loss was $1,493,336 and $934,445, respectively.

The Company has concentrated on the bulk sampling program at Kigosi/Msonga and start up of the Buckreef property during the nine month period ended May 31, 2011.  The net spending on Mineral Properties and Deferred Costs has increased from $2,222,499 during the nine month period ended May 31, 2010 to $6,202,425 for the nine month period ended May 31, 2011.  The costs for 2011include acquisition costs of US$3,000,000 for a 55% interest in the Buckreef Project.

For the three month period ended May 31, 2011, the net expenditures on Mineral Properties and Deferred Exploration Costs were $1,212,091 as compared to $842,244 for the three months ended May 31, 2010.

Recoveries received during the nine month period ended May 31, 2011 and 2010 from option agreements were $279,244 and $346,090, respectively.

Beginning in 2011, the number of employees in Tanzania has significantly increased.  The Company has increased personnel in all areas as a result of the new Buckreef Mine Project signed in December of 2010. The accounting and administrative function has been strengthened in the US and Tanzania with the addition of a new Chief Financial Officer and senior staff in Tanzania. Additionally, the Chief Executive Officer is now being paid a monthly salary.  As a result, salaries and benefits expense has increased from $737,849 for the nine month period ended May 31, 2010 to $1,132,801 for the nine month period ended May 31, 2011.  The expenses for the corresponding three month period ended May 31, 2011 and May 31, 2010 were $428,088 and $237,175, respectively.

Professional fees increased by $150,745 for the nine month period ended May 31, 2011 to $414,917 from $264,172 for nine month period ended May 31, 2010.  The increased cost is due to legal expenses incurred as a result of the Buckreef acquisition, company financing and other miscellaneous legal matters.

For the nine month period ended May 31, 2011, the foreign exchange loss was $194,230 compared to an exchange loss of $120,979 for the same period ended May 31, 2010.  This increased loss of $73,251 was due to the nine month average Tanzanian Shilling exchange rate having increased from 1239 at May 31, 2010 to 1487 at May 31, 2011.

Restricted Stock Unit (“RSU”) expense for 2011 was $215,113 compared to $127,230 in 2010.  The director fee portion of the RSU expense was $310,025 and $336,907, respectively.

Transfer agent and listing fees increased from $153,052 for the nine month period ended May 31, 2010 to $216,177 for the nine month period ended May 31, 2011.  The increase of $63,126 was due to the issuances of convertible debt and private placements completed during the nine month period.

For the nine month period ended May 31, 2011 travel and accommodation expense increased by $78,838 to $137,853 from $59,015 during the same period in 2010. The increase reflects the increase in number of employees, and travel by the Company’s senior management for the purpose of property acquisitions and bulk sampling program.

The interest accretion expense for the nine month period ended May 31, 2011 was $141,697. This interest relates to the issuance of convertible debt.  For the three months ended May 31, 2011 the interest accretion expense was $46,335. For the same period ended May 31, 2010, the interest accretion was $286.

For the nine month period ended May 31, 2011, amortization expense was $344,659 compared to $144,868 for the same period in 2010.  The increase of $199,791 was due to large capital purchases for the bulk sampling program and equipment purchases for the Buckreef project. The capital expenditure for the nine month period ended May 31, 2011 was $786,682 as compared to $458,440 in the period ended May 31, 2010.

Costs for annual general meeting decreased by $15,930 primarily due to the Company no longer printing an annual report for distribution.  Annual reports are available on the Company’s website.  The expenses for the nine month periods ended May 31, 2011 and 2010 were $73,304 and $89,234, respectively.

Consulting and management fees increased from $185,529 for the nine month period ended May 31, 2010 to $210,960 for the same period ended May 31, 2011.  The increase of $25,431 was mainly due to fees paid to financing consulting firm.

Summary of Quarterly Results (unaudited)

	2011 May 31	2011 February 28	2010 November 30	2010 August 31	2010 May 31	2010 February 28	2009 November 30	2009 August 31
Total Revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Loss	($1,493,336)	($1,100,311)	($1,209,864)	($807,927)	($934,445)	($881,166)	($804,117)	($505,397)
Basic and diluted loss per share	($0.016)	($0.012)	($0.013)	($0.011)	($0.011)	($0.009)	($0.009)	($0.006)

Liquidity

Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development on properties is largely based upon its ability to raise capital by equity funding and debt financing.

As of May 31, 2011 the Company’s working capital position was $7,608,767 as compared to $1,113,969 on August 31, 2010.  As the Company’s mineral properties advance under various exploration agreements, equity and debt financing could increasingly play a role in funding exploration and mining activities.

Capital Resources

The Company acquires gold and other mineral concessions through its own efforts or those of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

Some of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.  Current details of option payments required in the future if the Company is to maintain its interest are as follows:

	Option Payments Due by Period (US$)
	Total	Less than 1 year	2-3 years	4-5 years	over 5 years
Option Agreement Obligations	$564,000	$296,000	$223,000	$45,000	Nil

On September 7, 2010 the Company completed an $800,000 private placement pursuant to a subscription agreement dated August 24, 2010 with the Company’s President and CEO for 144,430 common shares at a price of $5.539 per share.

On November 5, 2010 the Company completed $4,841,600 private placements with arm’s length third parties for an aggregate 800,000 common shares at the price of $6.052 per share and an aggregate 200,000 common share purchase warrants exercisable at the price of $7.309 per share and expiring on October 20, 2012.  In addition, the Company paid a finder’s fee payable in 64,000 common shares at the subscription price of $6.052 per share to arm’s length third parties.  The warrants have a value of $300,003 net of issuance costs.

On November 23, 2010 the Company completed a $5,000,000 private placement with an arm’s length third party for 851,209 common shares at the price of $5.874 per share and 212,802 common share purchase warrants exercisable at the price of $7.05 per share and expiring on November 9, 2012.  In addition, the Company paid a finder’s fee payable in 68,097 common shares at the subscription price of $5.874 per share to arm’s length third parties.   The warrants have a value of $315,988 net of issuance costs.

On January 31, 2011 the Company completed a $4,049,110 private placement with an arm’s length third party for 690,150 common shares at a price of $5.867 per share and 172,538 common share purchase warrants exercisable at the price of $6.903 per share expiring on December 22, 2012.  In addition, the Company paid a finder’s fee payable in 58,663 common shares at the subscription price of $5.867 per share to an arm’s length third party.  The warrants have a value of $235,853 net of issuance costs.

On April 1, 2011 the Company received notice from an arm’s length third party to convert its Promissory Note dated May 11, 2010 in the principal amount of $1,000,000 bearing interest at 3% and convertible into 222,173 common shares at a price of $4.501 per share plus 25,000 common shares for converting by October 11, 2011.  247,173 common shares were issued on April 1, 2011.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Transactions with Related parties

During the nine months ended May 31, 2011, $318,255 was paid or payable by the Company to directors for professional fees. Directors were paid $8,230 in cash and $310,025   in non cash equivalent RSUs during the nine month period ended May 31, 2011 compared to $68,775 and $336,907, respectively during the nine month period ended May 31, 2010.   The company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the nine months ended May 31, 2011, the legal expense charged by this firm was $302,496 (2010 - $147,847).  In addition, during the nine months ended May 31, 2011 $119,024 (2010 - $154,423) was paid to certain members of the Company’s Technical Committee.

On September 7, 2010 the Company completed an $800,000 private placement pursuant to a subscription agreement dated August 24, 2010 with the Company’s President and CEO for 144,430 common shares at a price of $5.539 per share.

On February 1, 2011 the Audit Committee approved a waiver of the Company’s Code of Ethics and Business Conduct (the “Code”) with respect to entering into a loan agreement (the “Loan Agreement”) with the Chairman and COO (Tanzania) of the Company, providing for a six month loan from the Company to the Chairman and COO (Tanzania) in the principal amount of US$100,000 on arm’s length commercial terms, bearing interest at the prime rate charged by the Company’s bankers, determined monthly (the “Loan”).  The Board approved the waiver of the Code in connection with the Loan and entering into the Loan Agreement with the Chairman and COO (Tanzania) on February 1, 2011. Also, during the nine months ended May 31, 2011, USD$7,200 was paid to a company associated with the Chairman and COO (Tanzania) for office rent.

At May 31, 2011, the Company has a receivable of $35,420 from the Company’s President and CEO.

Restricted Stock Unit Plan

The Restricted Stock Unit Plan (“RSU Plan”) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the RSU Plan provides for the grant of restricted stock units (“RSUs”).

Each RSU represents an entitlement to one common share of the Company, upon vesting.  As of November 24, 2010 the Board resolved to suspend 1,800,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 700,000 Shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the Award Agreement.

The Board of Directors implemented the RSU Plan under which employees and outside directors are compensated for their services to the Company.  Annual compensation for directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437 per year for serving as Chair of a Committee.  At the election of each individual director, up to one-third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least two-thirds, and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.   In 2011 outside directors had the option to elect to receive 100% of their compensation in RSUs.  If 100% compensation in RSUs elected, the compensation on which the number of RSUs granted in excess of the required 2/3 shall be increased by 20%.

Of the 700,000 shares authorized for issuance under the Plan, 379,606 shares have been issued as at May 31, 2011.

For the nine month period ended May 31, 2011, stock-based compensation expense, including directors’ fee portion, related to the issue of RSU shares was $525,138 (2010 - $464,137).

Changes in Accounting Policies including Initial Adoption

Initial Adoption of New Canadian Standard

(ii)

Accounting for Units of Equity:

The Company may issue units of equity consisting of common shares and share purchase warrants.  The Company allocates the proceeds received to the common shares and share purchase warrants, pro rata, using the market value of the shares and the fair value of the warrants. The amount allocated to the warrants and the assumptions used to value the warrants using Black Scholes are included below in the warrant table.

Future Canadian accounting standards:

(ii)

International Financial Reporting Standards (IFRS):

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company will therefore adopt IFRS for its August 2012 year end.  The transition date of September 1, 2010 will require the restatement for comparative purposes of amounts reported by the Company for the year ending August 31, 2011.  The impact of the new standards on the Company’s financial statements is currently being evaluated by management.

The significant differences identified to date between Canadian GAAP and IFRS that affect the Company and the impact on the Company’s financial statements has been done on a high level basis.

For mineral properties, Canadian GAAP requires acquisition costs to be capitalized and allows exploration costs to be expensed or capitalized.  IFRS allows for the same treatment but the exploration costs need to be classified as either tangible or intangible assets.

Under Canadian GAAP, stock compensation expense may be recognized using either the graded vesting or straight-line method.  IFRS requires that graded vesting be used with each instalment accounted for as a separate arrangement. Currently, the Company does not have any stock options but grants Restricted Stock Units (RSUs) which has similar features.  The impact of IFRS on RSUs needs to be further investigated by the Company.

Critical Accounting Estimates

The Company’s most critical accounting estimate relates to the impairment of exploration licenses and associated costs.  The Company abandoned six properties during the period ended May 31, 2011 and wrote off $108,513 of costs on the abandoned mineral properties.  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.  Other areas requiring the use of significant estimates include the determination of stock-based compensation and future income taxes.  Other than discussed above, the Company did not identify any other changes to its critical accounting estimates from those discussed in the year end report.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were

94,495,595 common shares outstanding and a total of 449,187 Restricted Stock Units have been issued.

Subsequent Events

On June 2, 2011 69,581 shares were issued to outside directors for 2010 annual compensation paid in RSU shares.

As of July 11, 2011 the Board resolved that the Company authorize for issuance up to a maximum of 105,000,000 common shares, subject to further resolutions of the Company’s board of directors.

On July 12, 2011 the company announced that it has entered into an underwriting agreement with Casimir Capital Ltd. (the “Underwriter”) whereby the Underwriter has agreed to purchase 4,237,289 units (the “Units”) of the Company on a bought deal basis at a price of US$5.90 per Unit, for sale to the public in Canada and the United States.  The offering is expected to provide the Company with aggregate gross proceeds of US$25,000,000 less underwriter fees of $1,750,000 and related expenses. Each unit consists of one common share and one common share purchase warrant exercisable at a price of US $7.00 for a period of 2 years following closing. The Company will also issue to the underwriter Compensation Warrants to purchase 296,610 common shares exercisable at a price of US$5.90 for 2 years.

Subsequent to May 31, 2011 the Company has identified a number of properties to be abandoned.  The related costs are undetermined at this time and will be written off during the fourth quarter.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts and other receivables, accounts payable, and accrued liabilities and obligations under capital lease, of which some are held in different currencies.  The Company does not engage in any hedging activities relating to these foreign denominated assets and liabilities.  The fair value of the Company’s financial assets and liabilities is estimated to approximate their carrying value.

Litigation

There are no legal proceedings which may have or have had a significant affect on the Company’s financial position or profitability.

Exploration Summary

Buckreef Project

The Buckreef Project is an Advanced Exploration Project heading to Feasibility study with total NI 43-101 compliant Measured, Indicated and Inferred resources of 47.32Mt @ 1.39 g/t Au [2.12M oz] at 0.5g/t Au cut-off grade in four deposits at Buckreef, Tembo, Bingwa and Buziba. The Buckreef Project also consists of a fifth prospect, the Eastern Porphyry, that is currently the focus of further detailed exploration work to define a potential NI 43-101 compliant resource estimate.

Since December 2010, the Company has completed a preliminary due diligence of previous exploration work, completed preliminary planning on expansion and follow-up exploration programs and has commenced undertaking further exploration activities on the Buckreef Project as briefly summarized for each prospect below.

The Company is currently in discussions with international consulting firms with respect to a turnkey price for the construction of plant and mine-related facilities at the Buckreef Project.

Progress was also made with the ongoing data validation program for the Buckreef Project.

Eastern Porphyry Prospect

 A major priority for the Company will be the initiation of exploration work along established mineral trends within the Buckreef Project area. Of particular interest is the Buckreef Eastern Porphyry area where the potential to establish additional resources along a continuous mineralized zone that is known to extend for at least 300 metres has yet to be fully evaluated. Of particular significance was the review of drill sections from the Buckreef Eastern Porphyry area which highlighted the potential to establish additional resources along a continuous mineralized zone that is known to extend for at least 300 metres.

Significant drill intercepts were observed during the review including 3.0 metres grading 22 g/t gold from RAB drilling. RC drilling at an average depth of 115 metres returned a peak grade of 18 metres averaging 6.58 g/t gold, 4.0 metres averaging 2.07 g/t gold,  3.0 metres  grading 2.18 g/t gold, 2.0 metres averaging 8.81 g/t gold and 5.0 metres grading 1.35g/t gold.

Wide spaced RC holes within this area in the past returned high gold values that were never followed up. At least one of the better RC holes from past drill programs will be "twinned" to determine the structure of the mineralized zone including its dip direction. With this information in hand, the Company's technical staff will be in a better position to lay out in-fill holes to better define the zone.

A total of 24 RC holes aggregating 2,400 metres have been proposed to close up mineralization to the south and confirm a new mineralized zone identified from previous drilling. At least four diamond holes totaling 600 metres have been proposed to verify the existence and structural nature of NNE trending mineralized structures.

Tembo Prospect

Tembo Prospect, located in an adjacent but sub-parallel shear zone to the regional ENE-WSW trending Rwamagaza main shear zone, lies approximately 3km south-west of the main Buckreef Mine. Gold mineralisation at Tembo is hosted within grey quartz stringers, veinlets and boudins all tightly constrained by east-west shears hosted in basaltic volcanic units.

An additional 1,500-2,000m of RC and 180m of Diamond Core drilling are planned to commence in November 2011. The RC drilling is planned to test the strike and down-dip extension to the east of the main Tembo deposit while the core drilling is to accommodate additional metallurgical and specific gravity analytical test-work.

Bingwa Prospect

Bingwa lies at the northern margin of the RGB adjacent to a sheared contact with a granitic intrusive and approximately 4km east of Buckreef. Gold mineralisation, associated with quartz veining in strongly foliated and altered greenstone in a shear zone abutting the granitoid contact, has been identified by drilling over a strike length of 350m and up to 100m below surface with the main zone of mineralisation occurring over a strike length of 150m.

The majority of the mineralisation defined to date lies in the oxide zone, which extends to 40 to 60m below surface. An additional 1,500m of RC and 180m of Diamond Core drilling are planned to commence in mid-November 2011. The RC drilling is planned to test the SW strike and potential down-dip extension of the main Bingwa deposit while the core drilling is to accommodate additional metallurgical and specific gravity analytical test-work

Buziba Area

The Buziba Prospect is located approximately 20km east of Buckreef and the gold mineralisation is also similarly hosted in pillowed mafic rocks intruded by a suite of feldspar porphyry dyke slivers. Of immediate interest to the Company is the presence of a surficial laterite-cemented quartz rubble deposit previously targeted by artisinal miners.

The Company commenced a pitting and bulk sampling program in June 2011. The program is ongoing and it is planned to complete bulk sampling of a total of 50 pits to effectively assess the potential tonnage and grade distribution of this potentially economic resource

Eleven grab samples were collected at the Buziba prospect during the report period and laboratory results were received in May. The samples collected were from heaps left behind by artisanal miners and included values in sub-angular quartz rubble/pebbles grading as high as 2.52 g/t.

Buckreef Tailings Retreatment Project

As part of the due diligence conducted at Buckreef, the Company established the presence of serviceable and functional slurry tailings processing pits that were part of the main ore processing plant when Buckreef Mine was briefly operational in the 1980’s. The Company has subsequently commenced a detailed inventory of the grade and tonnage of the existing tailings dump at Buckreef Mine, and will explore the viability of a gold tailing retreatment program and plant to generate additional cash flow.

Kigosi Project: Msonga Area

During the report period, drill crews completed the planned close-spaced infill RC-drilling program on the main Msonga Prospect which is part of the Kigosi Gold Project. Eight drill holes aggregating 755 meters were completed in March and further drilling is planned for completion of detailed exploration work to define a potential NI 43-101 compliant resource estimate.

The Kigosi gravity plant and related accessories were moved successfully to the Buckreef Project area during the report period, the intention being to reassemble the plant at the appropriate time for gravel mining at Buckreef.

A final application was submitted to the government to renew the Kigosi game reserve access permit and obtaining a full mining license and a decision is pending

Lunguya Prospect

Bulk samples were collected from four random pits within the Lunguya prospecting license during March. In addition, a vertical RC drill program was completed on the Lunguya project during May. The RC program was aimed at evaluating the gold-bearing gravel beds being mined by artisanal miners. The program included a total of 67 drill holes consisting of 437.5 metres. More holes are planned within the current artisanal pits or disturbed areas.

The outcome of the program will enable the Company’s technical team to delineate the existing gold-bearing gravel deposit for the near future mining plan. The results will also provide a better understanding on critical parameters such as tonnage, grades and recovery process equipment for commercial production.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk and regulatory risk.  For further details on the risk factors affecting the Company, please see the Company’s Annual Information Form or annual MD&A filed on SEDAR.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  The Company’s management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 31, 2010.  In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

The Public Company Accounting Oversight Board’s Auditing Standard No. 5 defines a material weakness as a control deficiency, or a combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected.  The company identified a material weakness in its internal control over financial reporting as of August 31, 2010:

•

The Company has limited accounting personnel with expertise in generally accepted accounting principles to enable effective segregation of duties over transaction processes with respect to financial reporting matters and internal control over financial reporting.  This control deficiency resulted in audit adjustments to inventory, foreign exchange gain, convertible debt, contributed surplus and equity which were corrected in the financial statements prior to issuance.

In order to mitigate the reasonable possibility, resulting from this material weakness, that a material misstatement of the financial statements would not be prevented or detected in the future, management’s remediation plan includes continuing to obtain expert advice to assist with the accounting for complex matters and continuing to review the assignment of responsibilities to address, where practicable, any segregation of duties concerns.

The Company’s independent auditor, KPMG LLP, the independent registered public accounting firm that audited the financial statements, has issued an audit report on the Company’s internal control over financial reporting which is included with the financial statements for years ended  August 31, 2010, 2009 and 2008.

Changes in Internal Controls over Financial Reporting

During the nine months ended May 31, 2011, the Company has strengthened internal controls and implemented additional segregation of duties on both administrative and operational sides of the business. Additional personnel were hired and new procedures and controls documented and implemented in conjunction with the continued growth of the Company.

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedure and determined that for the quarter ended May 31, 2011, the Company believes it has fully remediated the weakness previously identified, with full operating effectiveness control documentation and testing, including auditor attestation, to be completed at year end.

Inherent Limitations of Disclosure Controls and Internal Control over Financial Reporting

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the interim MD&A.  A copy of this interim MD&A will be provided to anyone who requests it and can be located while additional information will be available on the SEDAR website at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management’s Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risk set above.

Additional Information

Additional information about the company and its business activities is available on SEDAR at www.sedar.com.

Form 52-109F2

Certification of interim filings - full certificate

I, James E. Sinclair, President and Chief Executive Officer of Tanzanian Royalty Exploration Corporation certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Tanzanian Royalty Exploration Corporation (the “issuer”) for the interim period ended May 31, 2011.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.

Design:  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2

ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)

a description of the material weakness;

(b)

the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)

the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3

Limitation on scope of design:  N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 1, 2011 and ended on May 31, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date:  July 15, 2011

“James E. Sinclair”

James E. Sinclair

President and Chief Executive Officer

Form 52-109F2

Certification of interim filings - full certificate

I, Steven Van Tongeren, Chief Financial Officer of Tanzanian Royalty Exploration Corporation certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Tanzanian Royalty Exploration Corporation (the “issuer”) for the interim period ended May 31, 2011.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

6.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

7.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

8.

Design:  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2

ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)

a description of the material weakness;

(b)

the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)

the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3

Limitation on scope of design:  N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 1, 2011 and ended on May 31, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date:  July 15, 2011

“Steven Van Tongeren”

Steven Van Tongeren

Chief Financial Officer